Filed pursuant to Rule 433

August 12, 2019

Relating to

Preliminary Prospectus Supplement dated August 12, 2019 to

Prospectus dated March 25, 2019

Registration Statement No. 333-213765-05

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$450,000,000 2.45% Series due 2029
$350,000,000 3.20% Series due 2049

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC

Trade Date:	August 12, 2019

Settlement Date:	August 14, 2019; T+2

Ratings (Moody’s/S&P)*:	Aa2/A (Stable/Negative)

Security Description:	First and Refunding Mortgage Bonds, 2.45% Series due 2029 (the “2029 Bonds”)	First and Refunding Mortgage Bonds, 3.20% Series due 2049 (the “2049 Bonds”)

Interest Payment Dates:	February 15 and August 15, beginning on February 15, 2020	February 15 and August 15, beginning on February 15, 2020

Principal Amount:	$450,000,000	$350,000,000

Maturity Date:	August 15, 2029	August 15, 2049

Price to Public:	99.877% per 2029 Bond, plus accrued interest, if any, from August 14, 2019	99.732% per 2049 Bond, plus accrued interest, if any, from August 14, 2019

Coupon:	2.45%	3.20%

Benchmark Treasury:	1.625% due August 15, 2029	2.875% due May 15, 2049

Benchmark Treasury Price:	99-26+	116-24

Benchmark Treasury Yield:	1.644%	2.114%

Spread to Benchmark Treasury:	+82 bps	+110 bps

Yield to Maturity:	2.464%	3.214%

Redemption Provisions/ Make-Whole Call:

At any time before May 15, 2029 (which is the date that is three months prior to maturity of the 2029 Bonds (the “2029 Par Call Date”)), redeemable at the Treasury Rate + 15 bps. At any time on or after the 2029 Par Call Date, redeemable at par.

At any time before February 15, 2049 (which is the date that is six months prior to maturity of the 2049 Bonds (the “2049 Par Call Date”)), redeemable at the Treasury Rate + 20 bps. At any time on or after the 2049 Par Call Date, redeemable at par.

CUSIP / ISIN:	26442CAY0/ US26442CAY03	26442CAZ7/ US26442CAZ77

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Santander Investment Securities Inc. The Williams Capital Group, L.P.

Junior Co-Managers:	Drexel Hamilton, LLC Mischler Financial Group, Inc.

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* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, BNP Paribas Securities Corp. toll-free at (800) 854-5674, PNC Capital Markets LLC toll-free at (855) 881-0697, or SunTrust Robinson Humphrey, Inc. toll-free at (800) 685-4786.